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Schedule 13D
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                                  INDIGO N.V.
           --------------------------------------------------------
                                (Name of Issuer)

           Common shares, par value 0.04 Dutch guilders per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  N44495104
           --------------------------------------------------------
                                 (CUSIP Number)

                          Charles N. Charnas, Esq.
              Assistant Secretary and Senior Managing Counsel
                          Hewlett-Packard Company
                       3000 Hanover Street, MS20-BQ
                       Palo Alto, California  94304
                         Telephone: (650) 857-1501
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                          Larry W. Sonsini, Esq.
                           Aaron J. Alter, Esq.
                 Wilson Sonsini Goodrich & Rosati, PC
                           650 Page Mill Road
                      Palo Alto, California  94304
                        Telephone: (650) 493-9300

                           September 6, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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Schedule 13D

CUSIP No. N44495104
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Hewlett-Packard Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  /X/
             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)  WC*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization  Delaware

-------------------------------------------------------------------------------
Number of                     (7) Sole Voting Power  -0-
Shares                       --------------------------------------------------
Beneficially                  (8) Shared Voting Power 105,298,908** Common
Owned by                          Shares
Each                         --------------------------------------------------
Reporting                     (9) Sole Dispositive Power  -0-
Person With                  --------------------------------------------------
                              (10) Shared Dispositive Power

                                   78,942,523 Common Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     105,298,908+ Common Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     82%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------
*Source of Funds is the Working Capital of Hewlett-Packard Europe B.V.

**Source of Shared Voting Power on 75,669,279 common shares are the Voting Agreements attached hereto as Exhibit 9.

+Hewlett-Packard Company disclaims beneficial ownership of 75,669,279 common shares held directly by the Landa Family Trust and S-C Indigo CV.

Schedule 13D

CUSIP No. N44495104
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Hewlett-Packard Europe B.V.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)  /X/
             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)  WC*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization  The Netherlands

-------------------------------------------------------------------------------
Number of                     (7) Sole Voting Power  -0-
Shares                       --------------------------------------------------
Beneficially                  (8) Shared Voting Power  105,298,908** Common
Owned by                          Shares
Each                         --------------------------------------------------
Reporting                     (9) Sole Dispositive Power  -0-
Person With                  --------------------------------------------------
                             (10) Shared Dispositive Power

                                   78,942,523 Common Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     105,298,908+ Common Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

     X
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     82%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------
*Source of Funds is the Working Capital of Hewlett-Packard Europe B.V.

**Source of Shared Voting Power of 75,669,279 common shares are the Voting Agreements attached hereto as Exhibit 9.

+Hewlett-Packard Europe B.V. disclaims beneficial ownership of 75,669,279 common shares held directly by the Landa Family Trust and S-C Indigo CV.

Schedule 13D

                          AMENDMENT NO. 1 TO
                  STATEMENT PURSUANT TO RULE 13d-1
                OF THE GENERAL RULES AND REGULATIONS
            UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 1 amends the Schedule 13D filed on October 27, 2000 (the "Schedule 13D") which relates to shares of common shares, par value 0.04 Dutch guilders per share (the "Common Shares") of Indigo N.V., a corporation organized under the laws of The Netherlands (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D. The Items listed below are hereby amended and supplemented as follows:


ITEM 1.  SECURITY AND ISSUER.

ITEM 1 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR
RESTATED AS FOLLOWS:

  THE FIRST PARAGRAPH THEREOF SHALL BE AMENDED AND RESTATED AS FOLLOWS:

        This statement on Schedule 13D (the "Schedule 13D") relates to 14,814,814 common shares, par value 0.04 Dutch guilders per share (the "Common Shares"), of Indigo (the "Company") purchased by Hewlett-Packard Europe B.V., a corporation organized under the laws of The Netherlands ("Purchaser") and a warrant to purchase 14,814,815 Common Shares (the "Acquisition Warrant") granted by the Company to Purchaser. The Company is a corporation organized under the laws of The Netherlands, and its principal executive offices are located at 5 Limburglaan, 6221 SH Maastricht, The Netherlands.

ITEM 4.  PURPOSE OF TRANSACTION.

ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR
RESTATED AS FOLLOWS:

  1. THE FIRST PARAGRAPH THEREOF SHALL BE AMENDED AND RESTATED AS FOLLOWS:

       The purpose of the transactions described in this Schedule 13D was to initially effect a minority equity investment by the Reporting Persons in the Company in connection with the entry into a commercial relationship between Hewlett-Packard and the Company providing for (1) Hewlett-Packard's sale of certain of the Company's digital color printing products on an OEM basis and (2) the co-development by Hewlett-Packard and the Company of future products and to provide for the potential business combination transaction as set forth below.

  2. BY INSERTING THE FOLLOWING PARAGRAPHS AFTER THE TWELFTH PARAGRAPH THEREOF:

       Pursuant to the terms of an Offer Agreement, dated September 6, 2001, by and between Hewlett-Packard and the Company, a copy of which is attached hereto as Exhibit 7, Hewlett-Packard and the Company have agreed, subject to limitations and conditions set forth therein, to the commencement of an exchange offer (the "Offer") by Hewlett-Packard to acquire all of the outstanding common shares of the Company not already owned by Hewlett-Packard Europe B.V. (the "Company Shares").

       The Offer Agreement also provides that Hewlett-Packard shall, as soon as practicable after the date thereof, prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Hewlett-Packard Common Stock and Contingent Value Rights (both as defined in the Offer Agreement) to be issued in exchange for the Company Shares (the "Registration Statement"). The Company shall also join in the filing of the Registration Statement which shall include a prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act.

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       Pursuant to the Offer Agreement, as soon as practicable on the date the Offer is commenced, Hewlett-Packard shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer and shall cause the appropriate Offer documents to be disseminated to the Company shareholders.

       Concurrently with the execution of the Offer Agreement, as a condition and inducement to Hewlett-Packard to enter into the Offer Agreement, certain executive officers, directors of the Company, and other Company shareholders and all of their respective affiliates (each a "Principal Shareholder") each entered into Tender and Option Agreements, attached hereto as Exhibit 8, with Hewlett-Packard whereby each Principal Shareholder agreed to promptly tender his, her or its Common Shares (as defined in the Offer Agreement), options, warrants and other rights to acquire Common Shares of the Company (the "Shares") into the Offer and not to withdraw any Shares so tendered unless the Offer is terminated or has expired.

       Concurrently with the execution of the Offer Agreement, as a condition and inducement to Hewlett-Packard to enter into the Offer Agreement, certain Company shareholders (the "Shareholders") entered into Voting Agreements, attached hereto as Exhibit 9, with Hewlett-Packard whereby, at certain shareholder meetings and on every action or approval by written consent of the shareholders of the Company, each Shareholder agreed to cause his, her, or its respective Company Common Shares to be voted: (i) in favor of the appointment of certain new members of the Company Boards, resolution upon the amendment of the Articles of Association of the Company as attached as an exhibit to the Offer Agreement, and certain post-closing reorganization and any action required in furtherance thereof, and (ii) against certain mergers, consolidations, business combinations, reorganizations, recapitalizations, sales, leases, transfers, dissolutions, or the like, or any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer or any of the other transactions contemplated by the Offer Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR RESTATED AS
FOLLOWS:

  1. THE FIRST PARAGRAPH THEREOF SHALL BE AMENDED AND RESTATED AS FOLLOWS:

       (a)The Reporting Persons beneficially own the 14,814,814 Common Shares owned by Purchaser and 14,814,815 Warrant Shares that Purchaser has a right to acquire through the exercise of the Acquisition Warrant (as defined below). Accordingly, the Reporting Persons may be deemed to be the beneficial owners of 29,629,629 Common Shares, or 26% of the Common Shares on a fully-diluted basis. The percentage of Common Shares outstanding reported as beneficially owned by the Reporting Persons herein is based upon the Common Shares issued and outstanding as of September 13, 2000, as represented by the Company in the Stock Purchase Agreement.

        The Company granted to Purchaser a warrant to purchase 14,814,815 Common Shares (the "Acquisition Warrant"). The right to purchase such Common Shares will vest immediately upon the acquisition of the Company by Hewlett-Packard or any subsidiary of Hewlett-Packard.

  2. THE FOLLOWING PARAGRAPH SHALL BE INSERTED AFTER THE SECOND PARAGRAPH
     THEREOF:

       The Company also granted to Purchaser a warrant to purchase 12,000,000 Common Shares (the "Performance Warrant") the vesting of which is subject to and conditioned upon the happening of certain events. The Performance Warrant is not currently exercisable, and will not be exercisable within 60 days of September 6, 2001. Accordingly, the Reporting Persons expressly disclaim beneficial ownership of all Common Shares underlying the Performance Warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  THE FOLLOWING PARAGRAPH SHALL BE INSERTED AFTER THE SECOND PARAGRAPH.

       Other than as disclosed herein and in the Offer Agreement and the exhibits thereto, including the Tender and Option Agreements and the Voting Agreements, to the knowledge of Hewlett-Packard Company, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Indigo N.V., including but not limited to the transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED, SUPPLEMENTED AND/OR
RESTATED AS FOLLOWS:

  1. THE EXHIBIT DESCRIPTION LIST THEREOF SHALL BE AMENDED BY ADDING THE FOLLOWING EXHIBITS TO THE LIST:

     7. Offer Agreement, dated September 6, 2001, by and between Hewlett-Packard Company and Indigo. Pursuant to Regulation S-K 601(b)(2), Exhibits to the Offer Agreement are not included in the document attached. Copies of these exhibits to the Offer Agreement are available for review at Hewlett-Packard Company's principal executive offices, located at 3000 Hanover Street, Palo Alto, California 94304.

     8. Form of Tender and Option Agreements, dated September 6, 2001, by and among Hewlett-Packard Company and certain Principal Shareholders of Indigo.

     9. Form of Voting Agreements, dated September 6, 2001, by and among Hewlett-Packard Company and certain Principal Shareholders of Indigo.

    10. Joint press release of Hewlett-Packard Company and Indigo N.V., issued on September 6, 2001 (Incorporated by reference to Exhibit
        99.2 on Form 8-K filed on September 7, 2001).

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 7, 2001
      ---------------------

                                    HEWLETT-PACKARD COMPANY

                                    By: /s/ Charles N. Charnas
                                       ----------------------------------------
                                       Name:  Charles N. Charnas
                                       Title: Assistant Secretary


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 7, 2001
      ---------------------

                                    HEWLETT-PACKARD EUROPE B.V.

                                    By: /s/ Charles N. Charnas
                                       ----------------------------------------
                                       Name:  Charles N. Charnas